

Press Release

theraLASE®
Therapeutic Laser Treatment

Theralase Announces Significant Positive Results in the Destruction of Cancer

For Immediate Release

TORONTO, ONTARIO, February 12, 2008 - Theralase Technologies Inc. (TSX-V: TLT), a developer, manufacturer and distributor of therapeutic medical laser systems, today announced positive research and development results in the destruction of individual cancer cell lines. This research is aimed at combining patented photodynamic compounds (PDCs), under exclusive worldwide licence to Theralase, with the Company's patented bio-feedback laser technology for the selective destruction of cancers, bacteria, viruses and fat cells.

Theralase, in conjunction with University Health Network, Virginia Tech and with financial support from the Ontario Centres of Excellence's Centre for Photonics, commenced a project in July 2007 focused on assessing the therapeutic potential of various PDCs in combination with the Company's patented laser technology. The TLC-3000 project involves progressive assessment of the destruction of cancerous cells in: individual cancer cell lines, small animals, large animals and humans.

"Theralase is pleased to achieve the first milestone in our PDC project aimed at combining the power of PDCs with our laser technology in the destruction of cancerous cells," said Roger Dumoulin-White, President and CEO of Theralase. "We expect to release the final results in a publication or scientific symposium in the next few months."

Independent laboratory research has now confirmed significant efficacy of all three PDCs, under assessment, in successfully killing brain cancer and colon cancer cell lines. The PDCs employed in the trials have proven the ability to selectively target cancerous cells over cells derived from healthy tissue. Additional cancer cell lines and various bacterial species will be evaluated in the next stage of the project to determine cell kill by the PDCs.

Theralase Technologies Inc. designs, manufactures and distributes patented, super-pulsed laser technology used in a wide range of bio-stimulation and bio-destruction clinical applications. The Theralase technology platform targets several diverse healthcare sectors -- firstly, for non-invasive pain management and clinical therapy, in hundreds of neural muscular skeletal conditions, including arthritis -- secondly, to bio-stimulate and accelerate wound care and healing, including; bone fracture regeneration and osteoarthritic conditions -- and thirdly, combining photodynamic compounds with super-pulsed, biofeedback laser technology to attack specifically targeted cancers, bacterium, viruses and fat cells. Visit the Theralase website at www.theralase.com for more detailed information on the Company's products and research.

Contact information: Roger Dumoulin-White, Theralase Technologies Inc., President & CEO, (416) 447-8455, rwhite@theralase.com; Vanessa Beresford, The Equicom Group Inc., (416) 815 0700, ext 227, vberesford@equicomgroup.com.

This press release contains forward-looking statements which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual results could differ materially from those projected herein. The Company disclaims any obligation to update these forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this release.